

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2017

Vladislav Gasnikov
Chief Executive Officer
Business Lines Corp.
2195 Arthur Avenue
Elk Grove Village, IL 60007

> **Re:** **Business Lines Corp.**
> **Offering Statement on Form 1-A**
> **Filed July 26, 2017**
> **File No. 024-10725**

Dear Mr. Gasnikov:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your subscription agreement references escrow arrangements. Please disclose such escrow arrangements in your offering circular and file your escrow agreement as an exhibit.

2. In an appropriate section of your offering circular please disclose the exclusive forum provision in your subscription agreement and, in your risk factors section, please disclose that the parties subject to the subscription agreement waive their right to a trial by jury in any legal proceeding arising out of the subscription agreement.

3. We note that the business plan and much of the disclosure in the offering circular is substantially similar to disclosure included in an offering circular filed by Alliance Freight Lines Inc. in 2016. Please disclose what relationship, if any, Business Lines Corp. has with Alliance Freight Lines Inc.

4. Please include the disclosure and legend required by Rule 254(a) of Regulation A.

Summary of Information in Offering Circular, page 3

5. Your disclosure on page 3 that Vladislav Gasnikov is your sole officer and director is inconsistent with your disclosure on page 5 that you have three officers and directors. Please revise for consistency. Similarly, on page 3, you state that your articles of incorporation provides for the issuance of up to 75,000,000 shares of common stock, but, on page 17, you state that your articles of incorporation authorizes the issuance of 100,000,000 shares of common stock. In addition, on page 9, you reference repayment of units, on page 20, you reference notes that you are selling, on page 31, you state that your authorized capital stock consists of 15,000,000 shares of common stock and that as of July 17, 2017 you had 8,800,000 share of stock outstanding and, on page 32, you state that the 4,875,000 shares "underlying the Shares being offered are qualified for future sale pursuant to this offering qualification per Tier 1 of Regulation A." Please revise throughout for consistency regarding the number of shares your articles of incorporation authorizes, the number of shares you currently have issued and outstanding and the size and type of offering you are conducting.

6. We note your disclosure on page 4 stating that you are not a blank check company and have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. This disclosure appears inconsistent with your disclosure, on page 12, that discusses possible acquisitions of existing businesses, your disclosure, on page 16, that states that your management team has significant experience "pursing an acquisition strategy" which is integral to implementing your business plan, and your disclosure, on page 22, that states that you may hire employees primarily to support your acquisition and development efforts. Please revise throughout for clarity.

7. We note your disclosure on page 4 regarding a "specific merger which is disclosed in this circular." However, we were unable to locate such disclosure. Please revise or advise.

Plan of Distribution, page 19

8. We note that you will use your website to provide notification of the offering and that your website may direct investors to an unaffiliated third party. Please identify these unaffiliated third parties as well as the several crowdfunding platforms you are using, what specific services they will provide, and disclose any compensation payable to each of these entities. In addition, the website listed in your offering statement, www.nanostoneinc.com, does not appear to be the website for your company. Please revise or advise.

9. We note your disclosure on page 19 that the "Adamson Brothers will charge [$]15,000 for the successful completion of this qualification." Please clarify whether the Adamson Brothers will receive the $15,000 after the offering statement has been qualified or after

the offering has closed and whether they will provide any assistance identifying investors or marketing the offering.

Use of Proceeds to Issuer, page 20

10. We note throughout your registration statement that you disclose differing amounts of net proceeds amounts. Please correct all references to your net proceeds to be $14,980,000 ($15,000,000 proceeds less $20,000 of offering costs).

11. Please disclose an estimate of the number of trucks you anticipate purchasing if you raise the maximum amount in your offering. To the extent that you will be unable to purchase the number of trucks disclosed in the last paragraph on page 24 with the proceeds of the offering, please provide the estimated "capital infusion and investment" necessary for the number of trucks disclosed in the last paragraph on page 24, and what, if any, plans you have to raise the necessary capital.

12. We note your disclosure on page 25 that "[o]ver the next twelve months, [you] intend to execute on the proposed business plan and the implementation of [your] own proprietary handling fully computerized algorithms." If you plan to use the proceeds from this offering to develop your software, please disclose here. If not, in an appropriate section of your offering circular, please disclose the estimated cost of developing such software, and what plans, if any, you have to raise the necessary capital.

13. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. In this regard, we note your disclosure that "you may close the Offering without sufficient funds for all the intended proceeds set out above."

14. Based upon your disclosure on page 6 that you are offering your common stock on a best efforts basis through your chief executive officer who will not receive any discounts or commissions for selling the shares, it appears that you intend to rely on the safe harbor in Rule 3a4-1 of the Exchange Act. However, we note your disclosure on page 20 that a portion of the Working Capital will be used for your chief executive officer's salary. Please tell us why you believe that using the proceeds of the offering to pay your sole officer is consistent with Rule 3a4-1(a)(2) of the Exchange Act. In addition, to the extent your chief executive officer intends to rely on this safe harbor, please include disclosure to that effect in your plan of distribution.

Description of Business, page 21

15. We note your reference to Business Lines Freight Lines on page 21. Please disclose the relationship of this company to Business Lines Corp.

Directors, Executive Officers, and Significant Employees, page 26

16. You state that Mr. Gasnikov founded a trucking company that has a current fleet of 53 dry vans and 80 commodity trailers. Please disclose any conflicts of interest that may exist for Mr. Gasnikov as an officer of two different trucking companies. Also, please disclose whether you expect these companies to compete with or do business with each other and whether you expect them to operate independently.

Independent Auditor's Report, page 33

17. Please have your auditors correct the opinion statement on page 34 that references the "years then ended," as there is no audited period that covers a year in your financial statements. The report should reference the period from July 12, 2017 through July 17, 2017. Please also revise your reference to a fiscal year end of December 31 in Note 1.

Balance Sheet, page 36

18. Please tell us why the amount for common stock on the balance sheet is $100. Given that you have 15,000,000 shares issued at a par value of $0.0001 per share, it would appear as though the correct value is 1,500. To the extent you correct this amount, please note the statement of stockholder's deficit on page 38 should be similarly revised.

Note 3. Income Taxes, page 42

19. Revise the last paragraph in this footnote to reflect the correct period of July 12, 2017 through July 17, 2017.

Note 4. Related Party Transactions, page 42

20. Please clarify your statement on page 43 that 15,000,000 shares of common stock were issued on May 25, 2016 when you were not incorporated until July 12, 2017.

Exhibit 11 Consent

21. Please revise to correct the audit report date reference of July 23, 2017 to July 22, 2017.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Andy Altahawi
       Adamson Brothers